Corporate Governance Statement

for the year ended 31 December 2025

We are committed to achieving governance best practice across the Group in all that we do, which we believe is fundamental to the long-term performance and sustainability of the Group and the delivery of our strategic objectives.

NOVONIX Limited (the ”Company”) and its associated entities (the ”Group”) believe corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value.

The Board of Directors of the Company (the “Board”) has adopted a suite of charters and key corporate governance documents which define the policies and procedures followed by the Group. The Board regularly reviews the Group's governance documents and practices to ensure that they remain appropriate in light of changes in corporate governance expectations and developments.

The Group’s Corporate Governance Statement references the ASX Corporate Governance Council Corporate Governance Principles and Recommendations (4th Edition) (the “Principles”).

The Principles are outlined on the following pages, with the corresponding section of this Corporate Governance Statement addressing the Group’s practices.

This statement provides an outline of the main corporate governance policies and practices the Group had in place during the year ended 31 December 2025 and how the Group’s framework aligns with the Principles (unless otherwise noted).

This statement has been approved by the Board of Directors of the Group and the information contained herein is correct as of 26 February 2026.

You can find further information on the structure of our business, our board and management team along with our policies and practices on our website.

Website Links:

Company information
https://www.novonixgroup.com/about-us/

Corporate governance

https://ir.novonixgroup.com/corporate-governance/documents-charters

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight

1.1 Role of Board and management

The Board has established a clear distinction between the functions and responsibilities reserved for the Board and those delegated to management, through its Delegation of Authority and as set out in the Group’s Corporate Governance Charter (“Charter”). The Charter also provides an overview of the roles of the Chairman, Directors and our Key Management Personnel as identified in the Annual Report for the year ended 31 December 2025 (the ‘Senior Executives’).

A copy of the Charter is available in the Governance section of the Company’s website.

1.2 Information regarding election or re-election of Director candidates

The Group carefully considers the character, experience, education and skill set as well as interests and associations of potential candidates for appointment to the Board. Before appointing a person as a Director, the Board, with assistance where appropriate or necessary from the Nominating and Corporate Governance Committee, undertakes checks as to that person's character, experience and background in accordance with the Charter, to verify the suitability of the candidate.

Comprehensive biographical information is provided to shareholders in the notice of meetings of shareholders to enable them to make an informed decision on whether to elect or re-elect a Director.

The Group has appropriate procedures in place to ensure material information relevant to a decision to elect or re-elect a Director is disclosed in the Notice of Meeting provided to shareholders.

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight (continued)

1.3 Written contracts of appointment

All directors and Senior Executives have a written agreement which formalises the terms of their appointment. Each Director commits to a letter of appointment which specifies the term of their appointment, expectations and duties relating to the position, remuneration, disclosure and confidentiality obligations, insurance and indemnity entitlements, details of the Company’s corporate governance policies, and reporting lines.

Each Senior Executive enters into an employment contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangements and termination rights and entitlements. Contract details of Senior Executives are set out in the Annual Report for the year ended 31 December 2025 (the “Annual Report”).

1.4 Company Secretary

The Group has a Board-appointed Company Secretary. You can view the company secretary’s biographical details and qualifications in the Annual Report.

The company secretary has overall responsibility for the Group secretarial function and is directly accountable to the Board, through the chairman, on all matters to do with the proper functioning of the Board. This includes advising the Board and its committees on governance matters, coordinating Board business and providing a point of reference for dealings between the Board and management.

All Directors have access to the advice and services of the Company Secretary.

1.5 Diversity and inclusion

The Group has a Diversity Policy that includes a requirement for the Board to set and annually review measurable objectives for achieving diversity, and for the Nominating and Corporate Governance Committee to annually assess the Group's progress in achieving them. The Group's objectives for the year ended 31 December 2025, and the progress in achieving them, are outlined in table 2 below. The Group’s Diversity Policy is disclosed on the Group’s website and sets out its objectives and reporting practices regarding diversity.

The Board continues to review and monitor the Group’s diversity profile with a view to setting meaningful targets for the advancement of diversity within the Group. The respective proportions of women and men on the Board, in senior executive positions, and across the whole Group are set out in table 1.

Table 1: Gender diversity statistics as at 31 December 2025

	Item	Men	Women
	Number of employees	147	45
	Percentage of total employees	77%	23%
	Number of Senior Executives*	2	1
	Percentage of total Senior Executives	67%	33%
	Number of Board members	6	2
	Percentage of total Board members	75%	25%
	* “Senior Executives” are considered those individuals included as Key Management Personnel in the Annual Report (excluding Mike O’Kronley who is also a Board member).

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight (continued)

1.5 Diversity and inclusion (continued)	Table 2: Objectives for the year ended 31 December 2025
	Targets	Objective	Progress
	At least 30% representation of each gender on the Board of Directors	Ensure diverse representation at each level of the organisation

The Board currently comprises 25% female representation. White this is below the Company’s target of at least 30% representation of each gender, the Board remains committed to improving gender diversity.

	50% of the total employee population are female		Established, maintained and continually reevaluating compensation to ensure fairness and competitiveness.

30% of managerial roles are female

31% of managerial roles are held by females. The Company is focused on creating an environment where all employees, including women, have access to leadership development opportunities through skill development, cross-functional collaboration, and mentorship.

	Top quartile engagement score on company-wide employee survey	Create a culture of inclusion and belonging

Annual engagement survey conducted focused on diversity, inclusion and belonging.

Latest survey results show Diverse values are respected with 93.4% favourable responses across the divisions; and an average of 82% favourable responses across divisions for feeling a sense of belonging.

1.6 Board reviews

The Board undertakes an evaluation process each year to assess the performance of the Board and its Committees. The assessment is conducted by the Nominating and Corporate Governance Committee (with the assistance where necessary from external consultants, who utilise an anonymous survey to obtain Board and Management feedback on the performance of the Board and Committees). The most recent evaluation was completed in August 2025.

1.7 Management reviews

The Chair of the Board is responsible for evaluating the performance of the Senior Executives. At least annually, the Board formally evaluates the performance of the Senior Executives against their previously approved Key Performance Indicators, or KPIs. Performance reviews have been undertaken for the current reporting period.

Principle 2 – Structure the board to be effective and add value

2.1 Nominations committee

The Board has established a Nominating and Corporate Governance Committee, which is comprised of five Non-executive Directors (4 who are independent) and is chaired by the Chairman of the Board, Ron Edmonds. The roles and responsibilities are set out in the Group’s Nominating and Corporate Governance Committee Charter.

2.2 Board skills matrix

The skills, knowledge and experience set out in the table below have been identified as those that are required for the Board to discharge its obligations effectively and to add value. The Board possesses broad coverage of these skills and attributes. Further details regarding the skills and experience of each Director are included in the Annual Report.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value

2.2 Board skills matrix (continued)

Skills Matrix

The skills and attributes were determined by what is considered important for the management of a publicly listed company and specific to the industry in which the Group operates. It is reviewed annually to ensure the identified skills and attributes address the Company's existing and emerging business and governance issues.

The following table sets out the experience and skills deemed necessary or desirable by the Board in the Group’s Directors and the extent to which they are represented on the Board.

	Competency	Representation of skills held by directors
	Strategy development and execution oversight Track record of developing and implementing a successful strategy and risk management.	8 Directors
	Going Global Senior executive or equivalent experience to enter into global markets/jurisdictions.	8 Directors
	R&D / Technology Experience in research and development and fielding technology.	4 Directors

Financial Acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance, risk management, and internal financial controls, including an ability to probe the adequacies of financial and risk controls.

5 Directors
	Corporate Governance / other Board experience Strong corporate governance experience with an understanding of publicly listed company obligations.	6 Directors
	Capital Markets / Mergers and Acquisitions Experience in capital markets and/or experience in identifying, implementing or executing mergers and acquisitions.	6 Directors
	Stakeholder Relations Experience in using external communications to influence other business leaders, industry peak bodies, government, and financial market and investor stakeholders.	7 Directors
	Senior Executive Management Experience in evaluating performance of senior management and oversee strategic human capital planning. Experience in organisational change and management programs.	8 Directors

2.3 Disclose independence and length of service

The Group currently has an eight-member Board, of whom four were independent Non-executive Directors for the entire year. Together, the Directors have a broad range of experience, expertise, skills, qualifications, and contacts relevant to the Group and its business.

Details of their individual skills and experience are set out in the Annual Report and on the Group’s governance website.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value (continued)

Board composition as at 31 December 2025

	Board	Audit & Risk Management Committee	Remuneration Committee	Nominating and Corporate Governance Committee
	Anthony Bellas (Appointed 11 August 2015) Independent non-executive Director	C	M	M
	Sharan Burrow (Appointed 28 February 2024) Independent Non-executive Director	M	M	-
	Ron Edmonds (Appointed 27 October 2022) Independent non-executive Chairman	M	-	C
	Nick Liveris (Appointed 1 September 2024) Non-executive Director	-	-	M
	Robert Natter (Appointed 14 July 2017) Independent non-executive Director	M	-	M
	Jean Oelwang (Appointed 2 March 2022) Independent Non-executive Director	-	C	M
	Mike O’Kronley (Appointed 15 December 2025) Managing Director	-	-	-
	Suresh Vaidyanathan (Appointed 20 October 2021) Non-executive Director	-	M	-
C – Chair, M – Member
2.4 Majority of Directors independent

In accordance with the Corporate Governance Charter, which is available on the Group’s governance website, a Director is considered independent if, among other things, the Director is independent of management and free of any business or other relationship that could materially interfere, or be perceived as interfering, with the exercise of an unfettered and independent judgment in relation to matters concerning the Group.

Four of the eight current Board members were considered to be independent during the year ended 31 December 2025 and continue to be independent as at the date of this Corporate Governance Statement – Robert Natter, Anthony Bellas, Jean Oelwang, and Sharan Burrow. Ron Edmonds was considered an independent Director from when he ceased the role of Interim Executive Officer on 30 June 2025 until the end of the financial year. Suresh Vaidyanathan represents a substantial shareholder and is therefore not considered independent. Nick Liveris was CFO until 31 August 2024 and is therefore not considered independent of management. Mike O’Kronley was appointed Managing Director on 15 December 2025 and is there not considered independent. Directors that are not considered independent are not present when matters regarding their personal interests in particular matters are resolved.

The decision as to whether a Director is independent is a decision made by the Board in accordance with guidelines set forth in the Charter.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value (continued)

2.5 Chair independent

The Chair of the Board from the beginning of the financial year until 11 July 2025 was Admiral Robert Natter, an independent Director. Ron Edmonds was appointed as Chair of the Board on 11 July 2025 and continues in office. Ron Edmonds is considered an independent Director from 1 July 2025.

Further details regarding the Chair are set out in the Annual Report and also available on the Group’s website.

2.6 Induction and professional development

An induction process including appointment letters exists to promote early, active and effective involvement of new members of the Board.

Directors are encouraged to undertake continuing professional development activities each year and to join appropriate professional associations in order to continually develop and enhance their respective levels of industry knowledge, technical knowledge and other skills required to discharge their role effectively.

Principle 3 – Act ethically and responsibly
3.1 Values

The Company is committed to conducting all of its business activities fairly, honestly with a high level of integrity, and in compliance with all applicable laws, rules and regulations. The Board, management and employees are dedicated to high ethical standards and recognise and support the Company’s commitment to compliance with these standards.

The Company’s values are set out on its website.

3.2 Code of conduct

The Group has a Code of Conduct which applies to Directors, Senior Executives, employees, consultants and contractors, and sets out the fundamental principles of business conduct expected by the Group. The Charter also sets forth a Code of Conduct specifically relating to Directors. The Charter is available on the Group’s governance website.

3.3 Whistleblower policy

The Board has adopted a Whistleblower Policy to ensure concerns regarding unacceptable conduct (including breaches of the Company’s Code of Conduct) or a state of affairs in relation to a Group company can be raised on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment. The purpose of this policy is to promote responsible whistleblowing about issues where the interests of others, or of the organisation itself are at risk.

Under the Company’s Whistleblower Policy, the engagement by any Director, officer or employee, or certain other third persons who have business dealings with the Group, in conduct that constitutes “Reportable Conduct” under the Whistleblower Policy, is to be reported to the Chairman and/or the company secretary. This includes, but is not limited to, any material incidents reported under the Whistleblower Policy will be notified to the Audit and Risk Management Committee and, where appropriate, the Board. A copy of the Whistleblower Policy is available on the Company’s governance website.

3.4 Anti-bribery and corruption policy

The Board has adopted an Anti-Bribery and Anti-Corruption Policy for the purpose of setting out the responsibilities in observing and upholding the Company’s position on bribery and corruption, reinforce the Company’s values and to provide information and guidance to those working for the Company on how to recognise and deal with bribery and corruption issues. A copy of the Anti-Bribery and Anti-Corruption Policy is available on the Company’s governance website.

Recommendations	Compliance with recommendations
Principle 4 – Safeguard the integrity of corporate reports

4.1 Audit committee

The Group has established an Audit and Risk Management Committee, which is currently comprised of four Non-executive Directors (all of whom are independent) and is chaired by Non-executive Director Anthony Bellas.

Further details about the membership of the Audit and Risk Management Committee, including the names and qualifications of its members, are detailed in the Annual Report.

The Audit and Risk Management Committee Charter is available on the Group’s governance website, along with information on its members. The number of meetings held by the Committee and the Directors’ attendance at meetings are disclosed each year in the Group’s Annual Report.

4.2 CEO and CFO certification of financial statements

The Chief Executive Officer and Chief Financial Officer provide a statement to the Board and the Audit and Risk Management Committee in advance of seeking approval of any financial report to the effect that the Company’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects. In accordance with the above, the Board has received a written assurance that the declaration provided under section 295A of the Corporations Act is based on a sound system of internal control and risk management, which is operating effectively in all respects in relation to material business risks and financial reporting.

4.3 Integrity of financial reports

When preparing reports for release to the market, including the quarterly activity and cash flow reports, these reports shall be prepared by management and reviewed by the Board. Such reports shall not be released to the market without this review and approval process.

Principle 5 – Make timely and balanced disclosure
5.1 Disclosure policy

The Group has adopted a Continuous Disclosure Policy, which sets out the processes and practices to ensure compliance with the continuous disclosure requirements imposed by the ASX Listing Rules, the Nasdaq Stock Market Rules, the rules of the U.S. Securities and Exchange Commission (the "SEC") as well as relevant securities and corporations legislation including the Corporations Act. A copy of the policy is available on the Group’s governance website. Under the policy, and in accordance with our obligations, any information that a reasonable person would expect to have a material effect on the price of value of the Company's securities must immediately be notified to the ASX and filed with the SEC unless an exception applies.

5.2 Material market announcements	Under the Company’s Continuous Disclosure Policy, all members of the Board receive material market announcements prior to being released.
5.3 Investor presentations

Under the Company’s Continuous Disclosure Policy, all substantive investor or analyst presentations will be released on the ASX Market Announcements Platform ahead of such presentations. The Company acknowledges this applies regardless of whether the presentation contains material new information required to be disclosed under ASX Listing Rule 3.1.

Recommendations	Compliance with recommendations
Principle 6 – Respect the rights of security holders
6.1 Publicly available information accessible on website

The Group’s website contains extensive information on the Group, its history and business activities and information relevant to investors.

Investors may access copies of ASX announcements, notices of meeting, investor presentations and annual reports, as well as general information about the Group, on the Group’s website.

6.2 Investor relations programs

Through its shareholder communications, the Group aims to provide information that will enable existing and potential shareholders and financial analysts to make informed decisions about the Group’s value.

The Group conducts regular market briefings including interim and full year results presentations, and investor roadshows, and also attends industry conferences in order to facilitate communication with investors and other stakeholders. All presentation material is provided to the ASX prior to these events and subsequently uploaded to the Group’s website to ensure that all shareholders have timely access to information. The Group’s website also provides important information regarding compliance and corporate governance. The Group aims to ensure that all shareholders are well informed about major developments affecting the Group through its ongoing commitment to continuous disclosure obligations.

6.3 Facilitate participation at meetings of security holders

Shareholders are encouraged to attend the Group’s Annual General Meeting and to ask questions of Directors. The notice of meeting includes a process to enable shareholders to submit questions to the Board and the Group’s auditor prior to the meeting.

6.4 Resolutions by poll	All resolutions of security holder meetings will be decided by poll rather than a show of hands.
6.5 Facilitate electronic communication	The Group provides its investors the option to receive communications from, and send communications to, the Group and the share registry electronically.
Principle 7 - Recognise and manage risk
7.1 Risk committee

The Group has established an Audit and Risk Management Committee, which is currently comprised of four Non-executive Directors (all of whom are independent) and is chaired by Non-executive Director Anthony Bellas. Further details about the membership of the Audit and Risk Management Committee, including the names and qualifications of its members, are detailed in the Annual Report.

7.2 Annual risk review

The Board is responsible for the oversight and management of risk, including the identification of material business risks on an ongoing basis.

A review of material business risks has been conducted in the current period, which concluded that controls over risk management processes were adequate and effective. The risk management framework is reviewed periodically to ensure it continues to be adequate and that the Group is operating with consideration of the risk appetite set by the Board.

7.3 Internal audit

The Group has established an internal audit function that is fully outsourced to Protiviti. Protiviti attends all Audit and Risk Management Committee meetings and is directly available to advise all members of that Committee, independent of management. Audit plans are approved by the Audit and Risk Management Committee.

7.4 Environmental and social risks	The Directors advise that the Group has no material exposure to environmental or social sustainability risks.

Recommendations	Compliance with recommendations
Principle 8 - Remunerate fairly and responsibly
8.1 Remuneration committee

The Board has established a separate Remuneration Committee, which is comprised of four directors (three of whom are independent) and is chaired by Independent Non-executive Director Jean Oelwang.

The Charter governing the conduct of the Remuneration Committee is available on the Group’s governance website.

Details of membership of the Remuneration Committee, including the names and qualifications of Committee members, are set out in the Annual Report.

The number of meetings held and attended by each member of the Remuneration Committee during the financial year are detailed in the Annual Report.

8.2 Disclosure of Executive and Non-Executive Director remuneration policy

The Group seeks to attract and retain high performing Directors and Executives with appropriate skills, qualifications and experience to add value to the Group and fulfil the roles and responsibilities required. Further details of the Group’s remuneration methodologies are set out in the Annual Report.

Non-Executive Directors are paid fixed fees for their services in accordance with the Group’s Constitution. Fees paid to non-executive directors are set out in the Remuneration Report within the Annual Report. Other than statutory superannuation, no other retirement benefits schemes are in place with respect to Non-Executive Directors.

The Group provides long term incentives to Directors through the Performance Rights Plan. The Plan is designed to focus executives on delivering long-term shareholder returns. Under the Plan, participants will be able to receive ordinary shares upon the vesting of their performance rights in accordance with the terms and conditions of the Plan.

Participation of Directors in the Plan is at the Board’s absolute discretion and no individual has a contractual right to participate in the Plan.

Further details regarding remuneration and share retention policies and the remuneration of Executive and Non-Executive Directors, are set in the Annual Report.

8.3 Policy on hedging equity incentive schemes

Details of the Group’s Executive Option Plan and Performance Rights Plan are set out in the Remuneration Report which can be found in the Annual Report.

Each of the Group’s Employee Executive Option Plan and Performance Rights Plan prohibits transactions which conflict with the Group’s Securities Trading Policy (which prohibits Directors and executives from entering into margin lending arrangements or short-term dealings in relation to company securities). A copy of the Securities Trading Policy is available on the Group’s governance website.